EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of UDR, Inc., for the registration of common stock, preferred stock, depositary shares, debt securities, guarantees of debt securities, warrants, subscription rights, purchase contracts, and purchase units and to the incorporation by reference therein of our report dated February 21, 2017, with respect to the consolidated financial statements and schedule of United Dominion Realty, L.P., included in UDR, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado
April 25, 2017